Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2023

VIRAX BIOLABS GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	September 30, 2023	March 31, 2023
Assets
Current assets:
Cash	$5,107,882	$9,352,538
VAT receivable	183,361	—
Inventories	24,508	—
Prepaid expenses and deposits	655,421	281,475
Total current assets	5,971,172	9,634,013

Non-current assets
Right-of-use assets, net	172,257	—
Property, plant & equipment, net	507,163	—
Intangible software, net	374,670	178,403
Total non-current assets	1,054,090	178,403

Total assets	$7,025,262	$9,812,416

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$643,881	$705,605
Current operating lease liabilities	49,679	—
Accounts payable - related parties	93,462	18,296
Note payable	—	146,250
Deferred revenue	—	38,250
Total current liabilities	787,022	908,401

Non-Current liabilities
Non-current operating lease liabilities	132,027	—

Total liabilities	919,049	908,401

Commitments and contingencies (Note 15)

Stockholders’ equity:
Ordinary Shares, $0.001 par value, 50,000,000 shares Authorised; 1,811,540 and 1,554,709 issued and outstanding as of September 30, 2023 and March 31, 2023	1,812	1,557
Reserves	21,089,103	20,921,005
Accumulated deficit	(14,802,024)	(11,794,460)
Accumulated other (loss) income	44,273	(1,688)
Total stockholders’ equity (Virax)	6,333,164	9,126,414
Non-Controlling Interest	(226,951)	(222,399)
Total stockholders’ equity	6,106,213	8,904,015

Total liabilities and stockholders’ equity	$7,025,262	$9,812,416

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

AND OTHER COMPREHENSIVE LOSS (UNAUDITED)

	For the Six Months Ended September 30,
	2023	2022
Revenue	$76,500	$5,760
Cost of revenue - excluding depreciation	65,982	5,642

Operating expenses:
Sales and Marketing	32,997	51,970
Research & Development	409,295	96,622
General and Administration	2,274,449	1,292,102
Total operating expenses	$2,716,741	$1,440,694

Operating loss	$(2,706,223)	$(1,440,576)

Other income (expenses):
Interest expense, net	(10,114)	(9,608)
Gain on extinguishment of debt	12,465	—
Other income (expense), net	(210,332)	(3,602)
Total other income (expenses), net	(207,981)	(13,210)
Loss before income taxes	(2,914,204)	(1,453,786)
Income tax (benefit) expense	—	—
Net loss	$(2,914,204)	$(1,453,786)

Net loss attributable to non-controlling interest	(4,552)	(10,175)
Net loss attributable to Virax stockholders	(2,909,652)	(1,443,611)

Other comprehensive loss
Foreign currency adjustment	(132,846)	(111)
Comprehensive loss	$(3,047,050)	$(1,453,897)

Comprehensive loss attributable to non-controlling interest	(4,552)	(10,175)
Comprehensive loss attributable to Virax	$(3,042,498)	$(1,443,722)

Basic and diluted weighted average shares outstanding
Ordinary Shares	1,775,284	389,763
Basic and diluted net loss per share to Virax stockholders
Ordinary Shares	$(1.64)	$(3.80)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Ordinary Shares		Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Virax)	Non Controlling Interest	Total Stockholders’ Equity
	Shares	Amount
Balance at March 31, 2023	1,554,709	$1,557	$20,921,005	$(11,794,460)	$(1,688)	$9,126,414	$(222,399)	$8,904,015
Pre-funded warrant exercise	234,331	234	—	—	—	234	—	234
Shares issued for settlement of debt	22,500	21	85,479	—	—	85,500	—	85,500
Stock-based compensation	—	—	86,269	—	—	86,269	—	86,269
Foreign currency adjustment	—	—	(3,650)	(97,912)	45,961	(55,601)	—	(55,601)
Net Loss	—	—	—	(2,909,652)	—	(2,909,652)	(4,552)	(2,914,204)
Balance at September 30, 2023	1,811,540	$1,812	$21,089,103	$(14,802,024)	$44,273	$6,333,164	$(226,951)	$6,106,213

Balance at March 31, 2022	997,655	$998	$5,363,188	$(6,336,966)	$(1,799)	$(974,579)	$(222,130)	$(1,196,709)
Shares issued for cash	159,250	159	6,557,411	—	—	6,557,570	—	6,557,570
Shares issued for services	755	1	20,000	—	—	20,001	—	20,001
Cashless warrant exercise	8,619	8	—	—	—	8	—	8
Stock-based compensation	—	—	228,978	—	—	228,978	—	228,978
Foreign currency adjustment	—	—	—	—	4,564	4,564	(4,453)	111
Net Loss	—	—	—	(1,443,611)	—	(1,443,611)	(10,175)	(1,453,786)
Balance at September 30, 2022	1,166,279	$1,166	$12,169,577	$(7,780,577)	$2,765	$4,392,931	$(236,758)	$4,156,173

All share amounts have been given retroactive effect in the financial statements as a result of the Share Consolidation on December 18, 2023. See Note 14.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	For the Six Months ended September 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(2,914,204)	$(1,453,786)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,750	—
Interest expense on operating lease liabilities	6,432	—
Amortization - right-of-use assets	12,969	—
Stock-based compensation	86,269	228,978
Stock issued for services	—	20,000
Gain on debt extinguishment	(12,464)	—
Other expense	125,000	—
Foreign currency translation gain	(180,600)	—
Net changes in operating assets & liabilities:
Prepaid expenses and deposits	(373,946)	(717,869)
Other current assets	—	(4,690)
Deferred revenue	(38,250)	—
Inventories	(24,508)	20,951
VAT receivable	(183,361)	—
Operating lease liability	(9,952)	—
Accounts payable to related parties	93,462	—
Accounts payable and accrued liabilities	(49,260)	(390,083)
Net cash used in operating activities	$(3,457,663)	$(2,296,499)

Cash flows from investing activities:
Investment - internally developed software	(196,267)	—
Purchase of software	(19,338)	—
Purchase of property, plant & equipment	(492,576)	—
Net cash used in investing activities	$(708,181)	$—

Cash flows from financing activities:
Payments to related parties	(18,296)	(102,698)
Proceeds from shares issued for cash	234	6,557,570
Stock issued for settlement of debt	85,500	—
Proceeds from note payable	—	487,500
Payments on note payable	(146,250)	(97,500)
Net cash (used in) provided by financing activities	$(78,812)	$6,844,872

Net change in cash	(4,244,656)	4,548,373
Cash at beginning of period	9,352,538	21,756
Cash at end of period	$5,107,882	$4,570,129

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$10,114	$2,437
Income taxes	$—	$—

Supplemental disclosure of non-cash investing and financing activities
Right-of-use asset additions	$185,226	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

Note 1 — General information and reorganization transactions

Virax Biolabs Group Limited and its subsidiaries (the “Company”) is a global innovative biotechnology company focused on the prevention, detection, diagnosis, and risk management of viral diseases with a current focus on the field of T-Cells in Vitro Diagnostics. The Company is a Cayman Islands company and has been operating since 2013. The Company is in the process of developing and manufacturing tests that can predict adaptive immunity to viral diseases as well as identify individuals suffering from T-cell exhaustion linked to post viral syndromes. The Company's mission is to protect people from viral diseases and help with the early diagnosis of post viral syndromes associated with T-cell exhaustion and chronic fatigue through the provision of diagnostic tests, tests for adaptive immunity and education through a wellness mobile application which would allow people to make informed decisions regarding their viral risks.

Virax Biolabs Group Limited (“Virax Cayman”) — Virax Biolabs Group Limited is a Cayman Islands exempted company incorporated on September 2, 2021.

Virax Biolabs (UK) Limited (“Virax UK”) — Virax Biolabs (UK) Limited was incorporated on August 19, 2021 under the laws of the United Kingdom, a wholly-owned subsidiary of the Company and primarily engaged in the Company's research and development activities.

Virax Biolabs Limited (“HKCo” or formerly known as Shanghai Biotechnology Devices Ltd.) — Virax Biolabs Limited, incorporated on April 14, 2020, under the laws of Hong Kong, was previously named as “Shanghai Biotechnology Devices Limited” and effected a name change to “Virax Biolabs Limited” on July 12, 2021. Virax Biolabs Limited, our wholly owned Hong Kong subsidiary, serves as a holding company.

Virax Immune T- Cell Medical Device Company Limited (“Virax Immune T-Cell”) — Virax Immune T-Cell Medical Device Company Limited, a wholly-owned subsidiary of HKCo, incorporated on January 16, 2017, under the laws of Hong Kong, was previously named as “Stork Nutrition Asia Limited” and effected a name change to “Virax Immune T-Cell Medical Device Company Limited” on September 10, 2021.

Virax Biolabs Pte. Limited (“SingaporeCo”) — Virax Biolabs Pte. Limited, incorporated on May 4, 2013 under the laws of Singapore, was previously named as “Natural Source Group Pte. Limited” and effected a name change to “Virax Biolabs Pte. Limited” on July 2, 2021. 95.65% of its capital stock is owned by Virax Biolabs Limited and the remaining 4.35% by independent third-party shareholders.

Logico Bioproduct Corp. (“Logico BVI”) — Logico Bioproducts Corp., a wholly-owned subsidiary of SingaporeCo, is a limited liability company incorporated in the British Virgin Islands on January 21, 2011 and is a holding company.

Shanghai Xitu Consulting Co., Limited (“Shanghai Xitu”) — Shanghai Xitu, a wholly-owned subsidiary of Logico BVI and a wholly foreign owned enterprise, is a limited liability company incorporated on October 27, 2017, in China. Shanghai Xitu is primarily engaged in procurement, warehousing, product development, and staffing management.

Virax Biolabs USA Management, Inc. — Virax Biolabs USA Management, Inc. was incorporated on August 1, 2022 under the laws of the United States, a wholly-owned subsidiary of Virax Cayman and structured as a management company for operations within the United States.

Virax Biolabs Group Holdings Ltd (“Virax UK HoldCo”) — Virax Biolabs Group Holdings Limited was incorporated on February 22, 2023 under the laws of the United Kingdom, a wholly-owned subsidiary of the Company and structured as a holding company.

Virax Biolabs FZ-LLC (“Virax Dubai”) — Virax Biolabs FZ-LLC was incorporated on April 18, 2023 under the laws of the United Kingdom, a wholly-owned subsidiary of the Company and is primarily engaged as a regional distribution company.

Virax Biolabs Trading B.V. (“Virax Netherlands”) — Virax Biolabs Trading B.V. was incorporated on August 4, 2023 under the laws of the Netherlands, a wholly-owned subsidiary of the Company and is primarily engaged as a regional distribution company.

Virax Biolabs UK Operating LLC (“Virax UK Operating”) — Virax Biolabs UK Operating LLC was incorporated on November 7, 2023 under the laws of the United Kingdom, a wholly-owned subsidiary of the Company and is primarily engaged as a regional operating company.

These financial statements are presented in US dollars.

Liquidity

The accompanying financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business.

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. At September 30, 2023, the Company had a cash balance of $5,107,882 and current liabilities of $787,022. For the six months ended September 30, 2023, the Company had a net decrease in cash of $4,244,656 which led to indications of a potential going concern. In October 2023, this was alleviated by the Company raising approximately $1.9 million. See Note 18.

Until such time that the Company implements its growth strategy, it expects to continue to generate operating losses in the foreseeable future, mostly due to research and development activities, corporate overhead and costs of being a public company. The Company believes that its existing working capital and future cash flows from operating activities will provide sufficient cash to enable the Company to meet its operating needs for the next twelve months from the issuance date of this report.

Note 2 — Summary of Significant Accounting Policies

This summary provides a list of the significant accounting policies adopted in the preparation of these condensed consolidated financial statements to the extent they have not been disclosed in the other notes below. The policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

Compliance with IFRS

The condensed consolidated financial statements of the Company has been prepared on a going concern basis and in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

Historical cost convention

The condensed consolidated financial statements have been prepared on a historical cost basis, as modified by the revaluation of certain financial assets and liabilities which are recognized at fair value through condensed consolidated statements of profit and loss and other comprehensive loss.

Principles of consolidation

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The following is a list of the Company's operating subsidiaries as of September 30 2023 and March 31, 2023.

Company names	Jurisdiction	Incorporation Date	Ownership
Virax Biolabs Group Limited	Cayman Island	9/2/2021	Holding Company
Virax Biolabs (UK) Limited	United Kingdom	8/19/2021	100% (via Virax Biolabs Group Limited
Virax Biolabs Limited	Hong Kong	4/14/2020	100% (via Virax Biolabs (UK) Limited)
Virax Immune T-Cell Medical Device Company Limited	Hong Kong	1/16/2017	100% (via Virax Biolabs Limited)
Virax Biolabs PTE. Limited	Singapore	5/4/2013	95.65% (via Virax Biolabs Limited)
Logico Bioproducts Corp.	BVI	1/21/2011	100% (via Virax Biolabs PTE. LTD)
Shanghai Xitu Consulting Co., Ltd	PRC	10/27/2017	100% (via Logico Bioproducts Corp.)
Virax Biolabs USA Management, Inc.	USA	08/01/2022	100% (via Virax Biolabs Group Limited)
Virax Biolabs Group Holdings Ltd	United Kingdom	2/22/2023	100% (via Virax Biolabs Group Limited)
Virax Biolabs FZ-LLC	United Arab Emirates	4/18/2023	100% (via Virax Biolabs Group Holdings Limited)
Virax Biolabs Trading B.V.	Netherlands	8/4/2023	100% (via Virax Biolabs Group Holdings Limited)
Virax Biolabs UK Operating LLC	United Kingdom	11/7/2023	100% (via Virax Biolabs Group Holdings Limited)

Inter-company transactions, balances and unrealized gains on transactions between the subsidiaries are eliminated upon consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Segment information

The Company has one reportable segment incorporating ViraxClear, a diagnostic medical device distributor, ViraxVet, a veterinary medical device distributor, and ViraxImmune, a T-Cell In Vitro diagnostic device and wellness mobile application developer. The chief operating decision maker is responsible for allocating resources and assessing performance and obtaining financial information, including the condensed consolidated statements of profit and loss and other comprehensive loss, condensed consolidated statements of financial position and condensed consolidated statements of cash flow, about the Company as a whole.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The condensed consolidated financial statements are presented in US dollar, which is the Company’s presentation currency.

Entity	Functional Currency
Virax Biolabs Group Limited	U.S. dollars
Virax Biolabs (UK) Limited	British Pound Sterling
Virax Biolabs Limited	U.S. dollars
Virax Immune T-Cell Medical Device Company Limited	U.S. dollars
Virax Biolabs PTE. LTD	U.S. dollars
Logico Bioproducts Corp.	U.S. dollars
Shanghai Xitu Consulting Co., Ltd	Renminbi
Virax Biolabs USA Management, Inc.	U.S. dollars
Virax Biolabs Group Holdings Ltd	British Pound Sterling
Virax Biolabs FZ-LLC	United Arab Emirates Dirhams
Virax Biolabs Trading B.V.	U.S dollars
Virax Biolabs UK Operating LLC	British Pound Sterling

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentational currency are translated into the presentational currency as follows:

•
assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position
•
income and expenses for each statement of profit or loss and statement of comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions), and
•
all resulting exchange differences are recognized in other comprehensive loss.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are generally recognized in statements of profit and loss and other comprehensive loss.

Exchange rates

The most important exchange rates per USD 1.00 that have been used in preparing the financial statements are:

	Closing rate		Average rate
	For the Six Months Ended September 30,		For the Six Months Ended September 30,
	2023	2022	2023	2022
British Pound	0.820	0.895	0.796	0.831
Singapore Dollar	1.366	1.431	1.348	1.392
Renminbi	7.296	7.152	7.159	6.796

Revenue recognition

Revenues are generally recognized upon the transfer of control of promised products provided to the Company’s customers, reflecting the amount of consideration we expect to receive for those products. The Company enters into contracts that can include various products, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. The revenue recognition policy is consistent for sales generated directly with customers and sales generated indirectly through solution partners and resellers.

Revenues are recognized upon the application of the following steps:

1.
Identification of the contract or contracts with a customer;
2.
Identification of the performance obligations in the contract;
3.
Determination of the transaction price;
4.
Allocation of the transaction price to the performance obligations in the contract; and
5.
Recognition of revenue when, or as, the performance obligation is satisfied.

The timing of revenue recognition may differ from the timing of billing our customers. The Company receives payments from customers based on a billing schedule as established in our contracts. Contract assets are recognized when performance is completed in advance of scheduled billings. Deferred revenue is recognized when billings are in advance of performance under the contract. The Company’s revenue arrangements include standard warranty provisions that our products and services will perform and operate in all material respects with the applicable published specifications, the financial impacts of which have historically been, and are expected to continue to be insignificant. Our contracts do not include a significant financing component.

The Company’s products are generally sold without a right of return, so there is no variable consideration when determining the amount of revenue to recognize. Returns and credits are estimated at contract inception and updated at the end of each reporting period if additional information becomes available.

Employee benefits

Share-based payments

The Company accounts for share-based compensation in accordance with IFRS 2 “Share-based payment” (“IFRS 2”), which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s condensed consolidated statement of profit and loss and other comprehensive loss, based on the acceleration method in twelve-month tranches.

The Company recognizes compensation expenses for the value of its awards granted based on the vesting attribution approach over the requisite service period of each of the awards, net of estimated forfeitures. IFRS 2 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company estimates the fair value of share options granted using the black-scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon historical volatility of the Company. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

Warrants

The Company determines the accounting classification of warrants that are issued, as either liability or equity, by first assessing whether the warrants meet liability classification in accordance with IFRS 9, "Financial Instruments." Under IFRS 9, warrants are considered liability-classified if the warrants are mandatorily redeemable, obligate the issuer to settle the warrants or the underlying shares by paying cash or other assets, or must or may require settlement by issuing a variable number of shares.

If the warrants do not meet liability classification, the Company assesses the requirements that contracts that require or may require the issuer to settle the contract for cash are liabilities recorded at fair value, irrespective of the likelihood of the transaction occurring that triggers the net cash settlement feature. If the warrants do not require liability classification, in order to conclude equity classification, the Company assesses whether the warrants are indexed to its common stock and whether the warrants are classified as equity. After all relevant assessments are made, the Company concludes whether the warrants are classified as liability or equity. Liability-classified warrants are required to be accounted for at fair value both on the date of issuance and on subsequent accounting period ending dates, with all changes in fair value after the issuance date recorded as a component of other income (expense), net in the statements of operations. Equity-classified warrants are accounted for at fair value on the issuance date with no changes in fair value recognized after the issuance date. As of September 30, 2023, all of the Company’s outstanding warrants are equity-classified warrants. See Note 14.

Income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction as adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax expense or credit is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Although the Company is organized as a Cayman Islands corporation, we expect in the next fiscal year the Company is likely to be subject to income and other taxes in various other jurisdictions, including the United Kingdom, China, Hong Kong and Singapore. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to (or recovered from) the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the condensed consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable profit will be available to utilize those temporary differences and losses.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive loss, in which case the tax is also recognized in other comprehensive loss.

Impairment of assets

Assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use and is calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit. Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. If an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognized for the asset in prior years.

Leases

The Company adopted IFRS 16 ‘Leases’ with effect from April 1, 2019. IFRS 16 introduced a single lease accounting model, requiring a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset representing the right to use the underlying asset, and a lease liability representing the obligation to pay lease payments.

At the inception of a contract, we assess whether a contract is, or contains a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

•
the contract involves the use of an identified asset;
•
we have the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use; and
•
we have the right to direct the use of the identified asset.

A right-of-use asset and corresponding lease liability are recognized on the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. In addition, the right-of-use asset is reduced by impairment losses and adjusted for certain remeasurement of the lease liabilities, if any.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. If the rate cannot be readily determined, our incremental rate of borrowing is used. The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, if we change our assessment of whether we will exercise a purchase, extension or termination option, or if the underlying lease contract is amended.

We have elected not to separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component.

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. We recognize the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods comprises cost of purchase and, where appropriate, other directly attributable costs. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs necessary to make the sale.

Cash

For the purposes of presentation in the condensed consolidated statements of cash flows, cash includes cash on hand.

Accounts receivable

Accounts receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized initially at fair value. The Company holds trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method, less provision for impairment. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. The Company's policy to establish an allowance for doubtful accounts is based upon factors pertaining to the credit risk of specific customers, historical trends, and other information. Delinquent accounts are written-off when it is determined that the amounts are uncollectible.

Share capital and reserves

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue.

Accounts payables and accrued liabilities

Accounts payable and accrued liabilities are liabilities for goods and services provided to the Company prior to the end of the reporting period and which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. All the accounts payable and accrued liabilities were current for the period ended September 30, 2023 and March 31, 2023.

Fair value hierarchy

Financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

•
Level 1 — the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.
•
Level 2 — the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to measure fair value an instrument are observable, the instrument is included in level 2.
•
Level 3 — if one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Note 3 — Critical estimates and judgments

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Company’s accounting policies.

This note provides an overview of the areas that involved a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong. Detailed information about each of these estimates and judgments is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.

Significant estimates and judgments

The preparation of condensed consolidated financial statements and accompanying disclosures in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates. Significant estimates include the allowance for doubtful accounts, allowance for inventory obsolescence and sales returns, lease discount rates, the useful lives of property and equipment, impairment of intangible assets, deferred tax asset valuation allowance, and valuation of stock-based compensation. Accordingly, actual results and outcomes could differ from those estimates.

Management does not consider there to be any significant judgments in the preparation of the financial statements.

Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

Note 4 — Revenue from contracts with customers

Disaggregation of revenue from contracts with customers

The principal revenue activities of the Company for the six months ended September 30, 2023 and 2022 were as follows:

	For the Six Months Ended September 30,
Revenue categories	2023	2022
Revenue from ViraxClear	$76,500	$5,760
Total Revenue	$76,500	$5,760

There were revenues of $76,500 and $5,760 for the six months ended September 30, 2023 and 2022, respectively. For the six months ended September 30, 2023 and 2022, 100% of the revenue derives from the Company’s ViraxClear test distribution.

Accounting policies and significant judgments

Management does not consider there to be any significant judgments or estimates in the revenue recognition for the six months ended September 30, 2023 and 2022.

Note 5 — Loss per share

	For the Six Months Ended September 30,
	2023	2022
Loss for the year attributable to Virax	$(2,909,652)	$(1,443,611)
Basic loss per share attributable to Virax – Ordinary Shares	(1.64)	(3.80)
Diluted loss per share attributable to Virax – Ordinary Shares	(1.64)	(3.80)

Basic loss per share is calculated by dividing the (loss) profit for the year by the weighted average number of ordinary shares in issue during the financial year. This calculation takes into effect the Share Consolidation as discussed in Note 14.

Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company had no dilutive shares for the six months ended September 30, 2023 and 2022. This calculation takes into effect the Share Consolidation as discussed in Note 14.

Note 6 — Cash

	September 30, 2023	March 31, 2023
Cash	$5,107,882	$9,352,538

Cash for the purposes of the condensed consolidated statements of cash flow are as above. There are no cash equivalents as of September 30, 2023 and March 31, 2023.

Note 7 — VAT Receivable

	September 30, 2023	March 31, 2023
Unfiled VAT receivable	$116,547	$—
Filed VAT receivable	66,814	—
Total VAT receivable	$183,361	$—

Total VAT receivable as of September 30, 2023 consisted of $116,547 of receivable that has yet to be filed with the HM Revenues & Customs (HMRC) in the United Kingdom and $66,814 of amounts that have been filed and paid subsequent to the issuance of this report on Form 6-K. There was no VAT receivable at March 31, 2023.

Note 8 — Inventories

	September 30, 2023	March 31, 2023
Finished goods	$24,508	$—
Inventories	$24,508	$—

Inventories as of September 30, 2023 consist of ViraxVet test kits stored in a warehouse operated by a third party. There was no inventory at March 31, 2023.

Note 9 — Prepaid Expenses and Deposits

	September 30, 2023	March 31, 2023
Prepaid directors and officers insurance	$401,146	$162,500
Prepaid Nasdaq fee	16,750	35,250
Prepaid vendor products	96,790	24,095
Deposits	94,461	18,043
Prepaid software subscription	43,174	10,373
Other	3,100	31,214
Prepaid expenses and deposits	$655,421	$281,475

Note 10 — Property, plant & equipment, net

	Estimated Useful Life in Years	September 30, 2023	March 31, 2023
Lab Equipment	5	$483,991	$—
Capitalized Software	5	19,338	—
Computer equipment	3	13,413	4,827
Furniture & fixtures	5	6,276	6,277
Less: accumulated depreciation		(15,855)	(11,104)
Total		$507,163	$—

Depreciation expense for the six months ended September 30, 2023 and 2022 was $4,750 and $0, respectively.

Note 11 — Intangible Software, net

The Company capitalizes certain costs associated with the ViraxImmune mobile application, which is still under development and has not been placed into services as of the date of this report. The Company capitalized $196,267 and $178,403 in software development costs for the six months ended September 30, 2023 and 2022, respectively.

Intangible Software
March 31, 2023	$178,403
Additions	196,267
September 30, 2023	$374,670

The following represents the details of the software development costs:

Intangible Assets Under Development	Type of Intangible Asset	Net Book Value	Remaining Amortization Period
ViraxImmune Mobile Application	Technology	$374,670	n/a

Impairment Review—Intangible Software, net

The Company has no intangible assets with indefinite useful lives; however, there are intangible assets under development which are not yet available for use. These capitalized costs represent elements of the underlying technology which will ultimately support the Company's future product launches. The recoverable amount of the assets have been calculated with reference to the present value of the future cash flows expected to be derived from the assets (value in use). In calculating this value, management used the following assumptions:

•
Four years of cash flow projections are based on the Company's long-term financial projections, including the launch and commercialization of products and services related to the underlying technology. These projections are based on the Company's estimates and understanding of future revenue from new product launches.
•
Five-year useful life for amortization, which the Company believes would best represent the recovery of such costs through revenues and net income.

Based on the estimated projections, the Company believes there is no impairment at September 30, 2023.

Note 12 — Accounts payable and accrued liabilities

	September 30, 2023	March 31, 2023
Accounts payable	$408,617	$159,908
Accrued bonuses	216,060	409,706
Accrued payroll taxes	10,412	14,000
Accrued liabilities	8,792	121,991
Current accounts payable and accrued liabilities	$643,881	$705,605

Accounts payable for the six months ended September 30, 2023 consists mostly of lab equipment purchased but unpaid. Accrued liabilities for the six months ended September 30, 2023 consists mainly of unpaid professional services. Accounts payable and accrued liabilities for the year ended March 31, 2023 consisted mainly of professional and legal fees.

Note 13 — Note Payable

On July 1, 2022, the Company entered into a note payable with a third party for the purpose of financing its Directors and Officers insurance policy. The unsecured loan at inception was $487,500 for a period of ten months with a 2.5% fixed interest rate. The note payable was fully paid off at September 30, 2023, and the balance of the note payable at

March 31, 2023 was $146,250. Interest expense for the six months ended September 30, 2023 and 2022 was $3,612 and $9,608, respectively. There was no accrued interest at September 30, 2023 and March 31, 2023.

Note 14 — Stockholder’s Equity

Share Consolidation

Beginning with the opening of trading on December 18, 2023 (see Note 18), the Company's ordinary shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol "VRAX", but under a new CUSIP number of G9495L125. The objective of the Share Consolidation was to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market. On January 4, 2024, the Company received notification that it had regained compliance with Nasdaq Marketplace Rule 5550(a)(2).

Upon the effectiveness of the Share Consolidation, every ten issued and outstanding ordinary shares with a par value of US$0.0001 each was automatically consolidated into one issued and outstanding ordinary share with a par value of US$0.001 each. No fractional shares were issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation were rounded up to the next whole number. The Share Consolidation affected all shareholders uniformly and did not alter any shareholder's percentage interest in the Company's outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. The Share Consolidation was approved by the Company's board of directors on November 3, 2023, and its shareholders on December 6, 2023. As such, all share and per share amounts, warrants and stock options have been given retroactive effect in the financial statements and footnotes for all periods presented.

Authorized

As of the Share Consolidation date of December 18, 2023, there are a total of 50,000,000 shares authorized. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors subject to the Companies Act and to our memorandum and articles of association.

Ordinary Shares

On May 10, 2022, we issued 755 ordinary shares for services rendered at $26.50 per share.

On May 13, 2022, we issued 4,000 ordinary shares at $26.50 per share.

On July 25, 2022, the Company consummated its IPO of 135,000 ordinary shares, par value $0.001 per share at a price of $50.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-263694) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 18, 2022 (as amended, the “Registration Statement”) was declared effective by the Commission on June 30, 2022. In addition, on July 25, 2022, Boustead Securities, LLC, as representative of several underwriters, exercised an over-allotment option (the “Option”) in part to purchase 20,250 ordinary shares from the Company in connection with the IPO at a price of $50.00 per ordinary share.

On August 5, 2022 Boustead Securities, LLC exercised their warrants on a cashless basis in exchange for 8,620 ordinary shares.

In April 2023, an aggregate of 234,331 of the Pre-Funded Warrants issued in connection with the March PIPE were exercised, at an exercise price of $0.001 per share, and the Company issued 234,331 Ordinary Shares in accordance with the exercise.

In July 2023, pursuant to a settlement agreement between Boustead Securities LLC and the Company, the Company issued 22,500 ordinary shares to Boustead Securities LLC valued at $3.80 per share.

As of September 30, 2023, the Company had 1,811,540 ordinary shares issued and outstanding.

Warrants

The following summarizes activity related to the Company's outstanding warrants for the six months ended September 30, 2023:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
At March 31, 2023	995,306	$17.30	6
Granted	—	—	—
Exercised	(234,331)	—	—
Cancelled	—	—	—
At September 30, 2023	760,975	$8.00	5
Warrants exercisable as of September 30, 2023	760,975	$8.00	5

Stock-based Compensation

The Company adopted the 2022 Equity Incentive Plan (the "2022 Plan") on March 15, 2022 and the 2023 Equity Incentive Plan (the "2023 Plan") on February 21, 2023, together, "the Plans". The Plans are intended to provide incentives which will attract and retain highly competent persons at all levels as employees of the Company, as well as independent contractors providing consulting or advisory services to the Company, by providing them opportunities to acquire the Company’s common stock or to receive monetary payments based on the value of such shares pursuant to awards issued. The 2022 Plan permits the grant of options and shares for up to 131,942 ordinary shares and the 2023 Plan permits the grant of options and shares for up to 250,000. As of September 30, 2023, approximately 37,326 shares are available for issuance under the 2022 Plan and 102,250 shares are available for issuance under the 2023 Plan.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of its stock option awards. The calculation of the fair value of the awards using the Black-Scholes option-pricing model is affected by the Company’s stock price on the date of grant as well as assumptions regarding the following:

	September 30, 2023	March 31, 2023
Expected volatility	218.75% - 260.62%	85.52% - 353.14%
Expected term	5.96 years	5.00 years
Risk-free interest rate	3.66% - 4.21%	2.60% -3.04%
Forfeiture rate	0.00%	0.00%

The expected volatility was determined with reference to the historical volatility of the Company’s stock. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the Federal Reserve Bank of St. Louis rate in effect at the time of grant.

In April 2023, an aggregate of 115,200 stock options with a strike price of $50.00 were modified to a strike price of $6.00 and vesting periods from two and three years were reduced to one and two years with the modification. The modification was accounted for under IFRS 2 where the entity shall recognize, as a minimum, the services received measured at the grant date fair value of the equity instruments granted, unless those equity instruments do not vest because of failure to satisfy a vesting condition (other than a market condition) that was specified at grant date. In addition, the guidance states that the entity shall recognize the effects of modifications that increase the total fair value of the share-based payment arrangement or are otherwise beneficial to the employee. According to IFRS 2, accounting for a modification to the terms of a share-based payment scheme, requires two valuations:

1.
Valuation of the existing rights at the current (i.e., modification) date, immediately prior to the modification, and;
2.
Valuation of the amended rights immediately after the modification.

As the modified grants were all unvested at the time of the modification, the incremental charge is accrued in the modification period based on the amortization of outstanding shares as of the modification date, with the remaining incremental expense recognized over the period of the remaining vesting period, in line with the remaining amortization of the original fair value.

For the six months ended September 30, 2023, the Company issued stock options to purchase 197,000 shares at an average price of $5.76 with a fair value of $1,138,910. For the six months ended September 30, 2022, the Company issued stock options to purchase 117,700 shares at an average price of $21.10 with a fair value of $4,077,010. During the six months ended September 30, 2023, there were 75,834 stock options forfeited. At September 30, 2023, there were stock options outstanding of 242,367 and 167 stock options vested and exercisable. At March 31, 2023, there were no stock options vested nor exercisable.

For the six months ended September 30, 2023 and 2022, the Company recognized an expense of $86,269 and $228,978, respectively, of non-cash compensation expense (included in General and Administrative expense). Stock-based compensation expense is valued using the black-scholes method and accelerated vesting method as required in IFRS 2.

A summary of the status of the Company’s outstanding stock options as of September 30, 2023 and changes during the periods ending on that date is as follows:

	Options	Weighted Average Exercise Price	Grant Date Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Term (Years)
Options
At March 31, 2023	121,200	$20.30		—	9.32
Granted	197,000	$5.76	$5.78	—	—
Exercised	—	—	—	—	—
Forfeiture and cancelled	(75,834)	$6.50	$20.40	—	—
At September 30, 2023	242,366	$12.80	$42.80	—	9.33
Vested and exercisable at September 30, 2023	167	$115.50	—	—	8.81

Note 15 — Leases

Non-cancelable operating leases

Our three office leases consist of office spaces with lease terms between 1 to 5 years.

In May 2023, the Company entered into a lab space lease at BioCity for five rooms commencing in July 2023 and ending on June 30, 2028, with no automatic option to extend. The deposit on the lab space was GBP 4,317. This lease was subsequently modified in August 2023 and November 2023 (See Note 18) to include additional rooms at BioCity. Lease expense for the six months ended September 30, 2023 was GBP 6,219. The annual rent as of September 30, 2023 is as follows:

To June 30, 2024	GBP 29,895
To June 30, 2025	GBP 34,616
To June 30, 2026	GBP 36,379
To June 30, 2027	GBP 38,198
To June 30, 2028	GBP 40,108

In addition to the annual rent, insurance is approximately GBP 1,579 per year and service costs are approximately GBP 20,628 per year. In June 2023, the Company entered into a lab space lease at Scale Space LLP for one lab room commencing in July 2023 for a term of two years with a break date of one year. The Company has decided not to renew this lease; therefore, the Company is treating the lease as a one-year lease. The deposit on the lab space was GBP 9,300. The monthly rent is GBP 9,300 with no other service charges.

In August 2023, the Company exited the old Shanghai lease which was a short term lease and not accounted for under IFRS 16 - Leases. The total lease expense for this lease for the six months ended September 30, 2023, was CNY 100,000. We entered into a new office space lease in Shanghai for one office room commencing in August 2023 and ending on September 30, 2024 which is accounted for under IFRS 16 - Leases. The monthly lease amount is CNY 21,600 with two months deposit and no payments due in August 2023 and September 2024. Lease expense for the six months ended September 30, 2023 was CNY 34,188. There are no other service costs associated with this lease.

Of these leases, our lab space at BioCity and office space in Shanghai are accounted for under IFRS 16 - Leases. The Scale Space lab space is not accounted for under IFRS 16 - Leases because the term of the lease is twelve months, which falls under the exemption. We currently do not have leases with residual value guarantees or leases not yet commenced to which we are committed. Lease liabilities have been measured by discounting future lease payments using our incremental borrowing rate of 15% as rates implicit in the leases were not readily determinable.

The following table summarizes our right-of-use assets activity for the six months ended September 30, 2023 and the year ended March 31, 2023 for the BioCity and Shanghai lease.

	September 30, 2023	March 31, 2023
Beginning of year	$—	$—
Additions	185,226	—
Accumulated Depreciation	(12,969)	—
End of year	$172,257	$—

The following table summarizes the Company's lease liability activity for the six months ended September 30, 2023 and the year ended March 31, 2023 for the BioCity lease and Shanghai lease.

	September 30, 2023	March 31, 2023
Beginning of year	$—	$—
Additions	185,226	—
Payment of lease liabilities	(9,952)	—
Interest expense on lease liabilities	6,432	—
End of year	$181,706	$—

The following table summarizes the maturity of our lease liabilities as of September 30, 2023:

September 30, 2023
Less than one year	$74,014
One to five years	168,054
More than five years	—
Total lease payments	$242,068
Less: imputed interest	(60,362)
Lease Liabilities	$181,706

Note 16 — Related party transactions

	September 30, 2023	March 31, 2023
Due to Related Parties
James Foster	$—	$89
Cameron Lee Shaw(3)	93,462	18,207
Total due to related parties	$93,462	$18,296

Related party payables for the six months ended September 30, 2023 consisted of severance and vacation payout for Cameron Shaw, the Company's former Chief Operating Officer. These amounts have subsequently been paid as of the date of this report. Related party payables for the year ended March 31, 2023 consisted of amounts owed for expense reimbursement.

	Six Months Ended September 30,	Salary (S)	Bonus (S)	Option Awards (S)(1)	Other (S) (2)	Total (S)
James Foster, Chief Executive Officer	2023	162,500	67,708	239,677	1,800	471,685
	2022	85,000	56,900	155,759	—	297,659

Nigel McCracken, Chief Operations Officer (4)	2023	23,333	972	3,582	300	28,188
	2022	—	—	—	—	—

Cameron Shaw, Chief Operations Officer (3)	2023	150,000	—	—	93,462	243,462
	2022	65,000	52,500	155,759	—	273,259

Mark Ternouth, Chief Technical Officer (4)	2023	60,000	25,000	59,398	—	144,398
	2022	30,000	15,000	38,469		83,469

Jason Davis, Chief Financial Officer	2023	150,000	62,500	154,790	12,900	380,190
	2022	87,500	52,500	83,629	—	223,629

Evan Norton, Independent Director	2023	20,000	—	31,677	—	51,677
	2022	17,500	—	10,262	—	27,762

Yair Erez, Independent Director	2023	20,000	—	31,677	—	51,677
	2022	17,500	—	10,262	—	27,762

Nelson Haight, Independent Director	2023	20,000	—	30,749	—	50,749
	2022	—	—	—	—	—

(1)These amounts represent the aggregate grant fair value of stock options expensed, calculated in accordance with IFRS 2 “Share-based payment". Assumptions used in the calculation of these amounts are discussed in Note 14.

(2)These amounts represent employee benefits paid on behalf of the Company such as health insurance. For Cameron Shaw, this amount consists of vacation and severance payout.

(3)Cameron Shaw departed the Company in September 2023 and is no longer an Officer or Director at September 30, 2023. All bonus and option award expense were reversed

(4)Mark Ternouth became a board member on September 1, 2023 and Nigel McCraken, the current Chief Operating Officer, joined the Company on September 1, 2023

Note 17 — Risk management overview

The Company has exposure to credit, liquidity and market risks from its use of financial instruments. This note provides information about the Company’s exposure to each of these risk, the Company’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these condensed consolidated financial statements.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash held with banks and other financial intermediaries.

The carrying amount of the cash represents the maximum credit exposure which amounted to $5,107,882 and $9,352,538 as at September 30, 2023 and March 31, 2023, respectively.

The Company has assessed no significant increase in credit risk from initial recognition based on the availability of funds and, the regulatory and economic environment.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates, and interest rates, will affect the Company’s net income or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing the Company’s returns.

Foreign exchange risk

Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company does not currently use foreign exchange contracts to hedge its exposure to currency rate risk as management has determined that this risk is not significant at this point in time. As such, the Company’s financial position and financial results may be adversely affected by the unfavorable fluctuations in currency exchange rates.

At September 30, 2023 and March 31, 2023, the Company had the following monetary assets and liabilities denominated in foreign currencies:

	September 30, 2023	March 31, 2023
	Renminbi	Renminbi
Cash	224,196	16,667
AP and Accrued Liabilities	26,330	(209,270)

	September 30, 2023	March 31, 2023
	British Pound	British Pound
Cash	242,204	2,421,553
AP and Accrued Liabilities	112,141	(46,506)

	September 30, 2023	March 31, 2023
	Singapore Dollar	Singapore Dollar
Cash	23,958	63,141
AP and Accrued Liabilities	2,285	(8,361)

Liquidity Risk

The accompanying financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business.

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. At September 30, 2023, the Company had a cash balance of $5,107,882 and current liabilities of $787,022. For the six months ended September 30, 2023, the Company had a net decrease in cash of $4,244,656. In October 2023, the Company raised approximately $1.9 million. See Note 18.

Until such time that the Company implements its growth strategy, it expects to continue to generate operating losses in the foreseeable future, mostly due to research and development activities, corporate overhead and costs of being a public company. The Company believes that its existing working capital and future cash flows from operating activities will provide sufficient cash to enable the Company to meet its operating needs for the next twelve months from the issuance date of this report.

Concentration risk

There was $76,500 in revenue for the six months ended September 30, 2023 and $5,760 in revenue for the six months ended September 30, 2022. As of September 30, 2023, one customer accounted for 100% of the Company’s revenue. There was no accounts receivable from this customer as of September 30, 2023, and March 31, 2023, respectively.

Note 18 — Subsequent Events

On October 1, 2023 the Company granted 2,000 stock options to an employee with an exercise price of $3.30 and a three year vesting period.

On October 11, 2023, the “Company entered into an inducement offer letter agreement (the “Inducement Letter”) with a certain holder (the “Holder”) of 734,073 existing Series A and B preferred investment options (the “Existing Warrants”) to purchase ordinary shares (the “Ordinary Shares”) of the Company. The Existing Warrants were issued on March 10, 2023 and each has an exercise price of $8.0202 per share.

Pursuant to the Inducement Letter, the Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 734,073 Ordinary Shares of the Company at a reduced exercise price of $2.934 per share in consideration for the Company’s agreement to issue new warrants to purchase Ordinary Shares (the “New Warrants”), as described below, to purchase up to 1,468,145 of the Company’s Ordinary Shares with an exercise price of $2.924 (the “New Warrant Shares”). The Company received aggregate net proceeds of approximately $1.9 million from the exercise of the Existing Warrants by the Holder, after deducting placement agent fees and other offering expenses payable by the Company. The Company issued 200,000 shares on October 11, 2023 and 184,072 shares on December 27, 2023 and is holding 350,001 in abeyance.

In addition, the Company issued warrants (“Placement Agent Warrants”) to the Placement Agent, or its designees, to purchase up to an aggregate of 51,385 Ordinary Shares, which Placement Agent Warrants shall be in the form of the New Warrants, except that the Placement Agent Warrants shall have an exercise price of $3.6675 per share.

In November 2023, the Company signed a new modification for the BioCity lab lease for additional rooms. The amended annual rent amounts are as follows:

To June 30, 2024	GBP 47,097
To June 30, 2025	GBP 49,452
To June 30, 2026	GBP 51,924
To June 30, 2027	GBP 54,521
To June 30, 2028	GBP 57,247

Beginning with the opening of trading on December 18, 2023, the Company's ordinary shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol "VRAX", but under a new CUSIP number of G9495L125. The objective of the Share Consolidation was to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market. On January 4, 2024, the Company received notification that it had regained compliance with Nasdaq Marketplace Rule 5550(a)(2).

Upon the effectiveness of the Share Consolidation, every ten issued and outstanding ordinary shares with a par value of US$0.0001 each was automatically consolidated into one issued and outstanding ordinary share with a par value of US$0.001 each. No fractional shares were issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation were rounded up to the next whole number. The Share Consolidation affected all shareholders uniformly and did not alter any shareholder's percentage interest in the Company's outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. The number of shares issued for this treatment was 28,287 shares. The Share Consolidation was approved by the Company's board of directors on November 3, 2023, and its shareholders on December 6, 2023. As such, all share and per share amounts, warrants and stock options have been given retroactive effect in the financial statements and footnotes for all periods presented.